

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

May 25, 2010

VIA U.S. MAIL AND FAX (212) 793-1986

Jerry Pascucci
President and Director
Smith Barney Bristol Energy Fund L.P.
c/o Citigroup Managed Futures LLC
55 East 59th Street, 10th Floor
New York, New York 10022

> **Re:** **Smith Barney Bristol Energy Fund L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed April 17, 2009**
> **File No. 000-52602**

Dear Mr. Pascucci:

We have completed our review of your filing and related filings and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief